
June 22, 2016

Via E-mail
Keith E. Gottfried, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

> **Re:** **Support.com, Inc.**
> **Responses to Comment Letter dated June 10, 2016**
> **Filed June 17, 2016**
> **File No. 001-37594**

Dear Mr. Gottfried:

We have reviewed your responses and have the following comments.

1. We note your response to prior comment 1 and we reissue it. Please revise the referenced disclosure to note that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. We do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

2. We note your response to prior comment 5 and we reissue it. We do not believe that the support you have provided is sufficient to make the statement which carries a negative connotation that the insurgents may conduct a sale of all or part of the company in haste and at any available price. Please revise your disclosure.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions